Manulife Financial Corporation
Notice of Meeting and Record Date
Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, please be advised as follows:

Meeting Date	May 4, 2006
Record Date for Notice	March 15, 2006
Beneficial Ownership Determination Date	March 15, 2006
Record Date for Voting	N/A
Securities Entitled to Notice	Common Shares
Securities Entitled to Vote	Common Shares
Business to be Conducted	Non-special meeting
Yours very truly,
/s/   Angela K. Shaffer
Vice President & Corporate Secretary
February 6, 2006

200 Bloor Street East, Toronto, ON M4W 1E5
Tel: (416) 926-3000	www.manulife.com

Manulife Financial and the block design are registered service marks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.